United States securities and exchange commission logo





                             July 17, 2020

       Michael Silvestrini
       Manager
       Energea Portfolio 1 LLC
       9 Cedar Lane
       Old Saybrook, CT 06475

                                                        Re: Energea Portfolio 1
LLC
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed July 6, 2020
                                                            File No. 024-11218

       Dear Mr. Silvestrini:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 15, 2020 letter.

       Amendment No. 2 to Offering Statement on Form 1-A

       Executive Summary
       Our Story, page 3

   1.                                                   Notwithstanding your
response to prior comment 1, you continue to assert at pages 4 and
                                                        17 of your offering
statement that customers will save up to 40% on their electric bills.
                                                        Your appendices
indicate that the estimated customer savings for your Itaguai I Project and Palmas Project are
15% and 18.5%. Please revise your disclosure to reconcile these apparent
inconsistencies.
       The Company's Initial Projects, page 23

   2. We have reviewed your response to prior comment 3. Please explain to us how you
 Michael Silvestrini
Energea Portfolio 1 LLC
July 17, 2020
Page 2
      calculated these internal rates of return for each of your projects using actual numbers.
Securities Being Offered - The Class A Investor Shares
Liability to Make Additional Contributions, page 28

3. You disclose here and elsewhere that there could be circumstances where an Investor who has received distributions with respect to his, her, or its Class A Investor Shares would be required to return part or all of his, her, or its distributions. For example, at page 11 you state that if the company's representations "prove to be inaccurate or misleading," this could "result in contingent liabilities, which might ultimately require Investors to return some or all of the distributions they have received." Please further discuss the nature and scope of this risk. We note the reference to Delaware Code Title 6
Section 18-607 in the
      LLC agreement you filed with with your previous amendment.
        You may contact Joanna Lam, Staff Accountant, at 202-551-3476 or Craig Arakawa,
Accounting Branch Chief, at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff
Attorney, at 202-551-6548 or, in her absence, Timothy S. Levenberg, Special Counsel, at 202-
551-3707 with any other questions.



                                                            Sincerely,
FirstName LastNameMichael Silvestrini
                                                            Division of
Corporation Finance
Comapany NameEnergea Portfolio 1 LLC
                                                            Office of Energy &
Transportation
July 17, 2020 Page 2
cc:       Mark Roderick, Esq.
FirstName LastName